Correspondence

MAILANDER LAW OFFICE, INC.

4811 49th Street

San Diego, California 92115

(619) 239-9034

March 18, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN: Ms. Laura Crotty, Esq., Mr. David Gessert, Esq.

Re:	Cannabis Global Form S-1 Filing Date: February 26, 2021 File No: 333-253665

Dear Ms. Crotty and Mr. Gessert:

Reference is made to your correspondence dated March 17, 2021, and the Commission’s comment:

Cover Page

1. We note that you state on the Prospectus Cover Page that you are registering 19 million shares of common stock at a fixed price of $0.15 per share. We further note that you use an offering price per share of $0.49 in the table on page 23 under Expected Accretion to Common Shares, and that your fee table is based on a proposed maximum aggregate price per share of $0.18. Please reconcile your disclosure, and related calculations throughout, regarding the price per share of the securities you are offering.

Company Response:

The Company will file an amendment to its Form S-1 registration correcting the offering price as noted in the Commission’s comment.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander